FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Olympus Pacific Minerals Inc. (“Olympus”)
Suite 500, 10 King Street East
Toronto, ON M5C 1C3

Item 2	Date of Material Change

State the date of the material change.

July 10,  2007

Item 3	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

July 10, 2007

The Press Release was disseminated to The Toronto Stock Exchange and through various other approved public media and filed on EDGAR and SEDAR with the securities commissions of British Columbia, Alberta, Quebec and Ontario.

Item 4	Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

Olympus has repaid its US$2 million non-revolving debt facility (the “Debt Facility”) with Macquarie Bank Limited (“MBL”) of Sydney, Australia as of June 27, 2007.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Olympus has repaid its Debt Facility with MBL of Sydney, Australia as of June 27, 2007.  MBL elected to exercise its share purchase warrants to acquire 5,376,092 common shares of Olympus at a price of Cdn $0.4347 for gross proceeds of Cdn$2,336,987.  A portion of the proceeds from the exercise of the warrants was used by Olympus to fully pay the outstanding balance of the Debt Facility.

5.2	Disclosure for Restructuring Transactions

n/a

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for that reliance.

n/a

Item 7	Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

n/a

Item 8	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

David A. Seton, Executive Chairman
Tel: 416-572-2525

Item 9	Date of Report

July 18, 2007